UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 18, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn: Mr. H. Roger Schwall

RE:	AgFeed Industries, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed September 21, 2007
File No. 333-144131

Dear Mr. Schwall:

We represent AgFeed Industries, Inc. (the "Company"). This letter contains the Company's responses to the comments received from the Staff in its letter dated October 5, 2007 (the "Comment Letter"). For your convenience, we have listed each comment from the Comment Letter in italics with the Company's response listed in normal type after each comment. All page references in the Company's response correspond to page numbers in Amendment No. 3 to the Company's Registration Statement on Form SB-2 ("Amendment No. 3") which the Company filed with the Commission today.

Management's Discussion and Analysis, page 21

Liquidity and Capital Resources, page 28

1.
We note your response to prior comment 5 in our letter dated August 30, 2007, and do not believe that you have sufficiently demonstrated how your financial statements alone, without those of the potential acquisition, provide investors with adequate financial information with which to make an investment decision. In this regard, provide to us the agreed-upon or contemplated terms of the acquisition and your analysis regarding the anticipated significance of this business to your company in the event it is acquired. Refer to Regulation S-B, Item 310.

On October 11, 2007, the Company terminated a Share Purchase Intention Agreement with the target of this potential acquisition. Accordingly, the target will refund the Company’s deposit money of $620,000 within the next 30 days. The Company has updated the disclosure on page 30 of Amendment No. 3 to reflect this action.

Segment Reporting, page F-34

2.
We note your response to prior comment 13 in our letter dated August 30, 2007, and continue to be unable to agree with your conclusions. An initial step in applying SFAS 131 is identifying operating segments. Based on the CODM reports provided to us, each of the three subsidiary companies meets the definition of an operating segment as defined in paragraph 10 of SFAS 131. After identifying operating segments, an evaluation must be made as to whether the operating segments may be aggregated into reportable segments as described in paragraph 16. Aggregation is only appropriate if they share similar economic characteristics and if they are similar in each of the criteria identified in paragraph 17 of SFAS 131.

The information you have provided in your response does not appear to include substantive information demonstrating how you have analyzed the economic characteristics of the subsidiary companies. Please provide this analysis. Based on the guidance of paragraph 17 of SFAS 131 and information contained in your filing, this analysis should address the gross margins, sales volumes, sales trends and product mixes at each of the subsidiary companies.

For further guidance, see Item 2.L.2 in Current Accounting and Disclosure Issues in the Division of Corporation Finance, which can be found on our website at:

http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf

In response to the Staff’s comment, the Company has added footnote 10 on page F-22 and F-44 to provide segment disclosure including three reportable segments. The Company has also revised pages 26-28 and page 29 of Amendment No. 3 to provide additional disclosure regarding the three reportable segments.

Upon the effectiveness of the Registration Statement, the Company will amend its Annual Report on Form 10-KSB for the year ended December 31, 2006 and its quarterly reports on Form 10-QSB for the quarters ended March 31, 2007 and June 30, 2007 to reflect these disclosures for these periods.

Please call us if you have any questions regarding Amendment No. 3 or the Company's response to the Comment Letter.

By:	/s/William W. Uchimoto
William W. Uchimoto

cc:	Xiong Junhong